

November 8, 2010

Mr. Robert E. Corbin
Principal Financial Officer
Spindletop Oil & Gas Co.
12850 Spurling Rd., Suite 200
Dallas, TX 75230

> **Re: Spindletop Oil & Gas Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 000-18774**

Dear Mr. Corbin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 59

Oil and Gas Properties, page 60

1.   We note you disclose that you use the full cost method of accounting for oil and gas
        properties. Please expand your disclosure to discuss the limitation on your capitalized
        costs (i.e. the ceiling test), noting the guidance in Rule 4-10(c)(4) of Regulation S-X.

Note 18 - Supplemental Reserve Information (unaudited), page 75

2.   Please describe the internal controls you use in your reserves estimation and the
        qualifications of the technical person primarily responsible for overseeing the preparation
        of your reserves estimates. Refer to Item 1202(a)(7) of Regulation S-K for guidance.

3.   We note you report proved undeveloped reserves as of December 31, 2009. Please
        disclose material changes in your proved undeveloped reserves that occurred during
        2009, discuss investments and progress you have made during the year to develop these
        reserves and explain the reasons why material amounts of proved undeveloped reserves
        remain undeveloped for periods greater than five years to the extent you have such
        reserves. Refer to Item 1203 of Regulation S-K for additional guidance.

4.   We note that your changes in the standardized measure of discounted future net cash
        flows due to revisions of quantity estimate on page 78 do not appear proportionate to
        your changes in reserves due to revisions of previous estimates on page 76. Please
        provide the analysis supporting changes in your standardized measure of discounted
        future net cash flows due to revisions of quantity estimate for all periods presented.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Exchange Act of 1934
and all applicable Exchange Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief